October 21, 2024

John Sterling
Executive Vice President, General Counsel & Secretary
Darling Ingredients Inc.
5601 N MacArthur Blvd.
Irving, Texas 75038

        Re: Darling Ingredients Inc.
            Form 10-K for the Fiscal Year Ended December 30, 2023
            Filed February 28, 2024
            Form 8-K Furnished July 25, 2024
            File No. 001-13323
Dear John Sterling:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Financing, Liquidity, and Capital Resources
Indebtedness, page 62

1. We note your disclosure on page 64 that certain debt is guaranteed by Darling and certain of Darling's subsidiaries, but the summarized financial information pursuant to
       Rule 13-01(a)(4) of Regulation S-X has been omitted. Please tell us your consideration for providing such summarized financial information or explain to us
       and disclose in future filings if you meet any of the conditions pursuant to Rule 13-
       01(a)(4)(vi) of Regulation S-X.
Consolidated Statements of Operations, page 82

2. Please revise future filings to indicate on the face of the statement of operations
 October 21, 2024
Page 2

       parenthetically that cost of sales excludes depreciation and amortization. Refer to
       SAB Topic 11.B for guidance. Additionally, consider disclosing the types of expenses that you include in the cost of sales and operating expenses line item and the types of expenses that you include in the selling, general and administrative expenses line item within your MD&A discussion.
Note 23. Related Party Transactions , page 133

3. We note your related party transaction disclosures related to sales to the DGD Joint
       Venture. Please identify on the face of your consolidated statements of operations the amounts of the related party transactions and balances in future filings pursuant to
       Rule 4-08(k) of Regulation S-X.
Form 8-K Furnished July 25, 2024
Exhibit 99.1, page 1

4. We note you present Segment EBITDA and Combined adjusted EBITDA for each segment in the press release. We also note your disclosure of segment income on a
       consolidated basis. Please note a segment measure of profitability not considered your measure of profitability under ASC 280 is considered a non-GAAP financial measure and subject to the guidance in Item 10(e) of Regulation S-K. In this regard, please reconcile the differences between the non-GAAP financial measures and the comparable GAAP measure, tell us how management uses these measures, and revise to disclose why management believes these measures are useful to investors. Refer to
       Item 10(e)(1)(i)(B) of Regulation S-X and Question 103.02 of the Staff s Compliance
       and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
Exhibit 99.2, page 3

5.     We note you present non-GAAP financial measures of Feed Ingredients
EBITDA,
       Food Ingredients EBITDA, Fuel Ingredients EBITDA, the respective segment adjusted EBITDA, and segment adjusted EBITDA margin in the Earnings
Report
       Presentation before or without discussing the most directly comparable
GAAP
       measures as segment adjusted EBITDA numbers are presented before the directly comparable GAAP measures, and segment adjusted EBITDA margins are presented
       without the directly comparable GAAP measures. Please revise your future disclosures to present GAAP measures with equal or greater prominence and include a
       reconciliation to the most directly comparable GAAP measures. Also rename the respective segment EBITDA to segment adjusted EBITDA as EBITDA is earnings
       before interest, taxes, depreciation and amortization   . Refer to Items
10(e)(1)(i)(A)-
       (B) of Regulation S-K and Questions 102.10, 103.01, and 103.02 of the Division of
       Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 21, 2024
Page 3

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing